Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Management, L.L.C.

(Commission File No.: 001-31383)

Investor FAQ posted on Enbridge Inc.’s Website

ENB – EEQ Transaction FAQ – FINAL 9/17/18

TO BE POSTED IN CONJUNCTION WITH DEAL ANNOUNCEMENT

1.	Where can I find additional information about the transaction?

•	https://www.enbridgemanagement.com/Media-Center/News.aspx?queryYear=2018&ReleaseId=123002

2.	When is the transaction expected to close?

•	The transaction is targeted to close late in the fourth quarter 2018.

3.	Will Enbridge personnel be able to help with my tax-related questions?

•	If you have tax related questions, please contact a tax advisor. Enbridge’s investor relations department is not staffed by tax personnel and Enbridge personnel do not provide tax advice.

4.	What are the expected US federal income tax consequences to the EEQ shareholders resulting from the transaction and how will the transaction affect their taxes?

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The transaction should not be a taxable transaction for EEQ shareholders (other than EEQ shareholders that own, directly or constructively, 5% or more of EEQ’s common stock) except for, in the case of U.S. holders, any gain or loss that may result from the receipt by such U.S. holders of cash in lieu of a fractional share of ENB common stock.

5.	What consideration did I receive for my EEQ shares?

•	In general, holders of EEQ shares will receive 0.3350 shares of ENB common stock for each EEQ share.

•	No fractional Enbridge shares will be issued in the transaction. EEQ shareholders will be paid cash in lieu of fractional shares.

6.

With the PIK distribution for EEQ, I have been continuously accumulating a balance of fractional shares (CUSIP CKC50X106), are these included as a portion of my share count and will they be exchanged as well?

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All fractional shares of EEQ, including those issued with respect to the EEQ PIK distribution, will be exchanged in connection with the transaction. No fractional Enbridge shares will be issued in the transaction. EEQ shareholders will be paid cash in lieu of fractional shares.

7.	Can I access the Registration Statement, Proxy Statement/ Prospectus and other documents filed with the SEC by Enbridge online?

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Enbridge will file with the SEC a registration statement on Form S-4, which will include a proxy statement for EEQ and any other documents in connection with the transaction. Those materials, when filed with the SEC, will be available online at www.sec.gov.

8.	Will I receive Enbridge dividends after the transaction?

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Declaration of dividends is subject to the discretion of the Enbridge Board of Directors. Enbridge expects that the transaction will result in distributable cash flow to support annual dividend growth of 10% through 2020 with enhanced distributable cash flow coverage relative to the stand-alone coverage of EEQ.

9.	What type of dividend does ENB pay?

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ENB is classified as a corporation for U.S. federal income tax purposes. A distribution of cash by ENB to a U.S. stockholder will generally be included in such U.S. stockholder’s income as ordinary dividend income to the extent of ENB’s current and accumulated ‘‘earnings and profits’’ as determined under U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions made by Enbridge as ordinary dividend income. The amount of the dividend distribution that each ENB stockholder must include in their income as a U.S. stockholder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in such stockholder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Please contact a tax advisor regarding specific tax related questions.

•	Enbridge should not be considered a passive foreign investment company (PFIC) for the purposes of the U.S. Internal Revenue Code.

•

ENB is considered to be “a qualified foreign corporation” and the dividends paid on its common shares are considered to be “qualified dividends” as those terms are defined in the U.S. Internal Revenue Code. If you have any questions regarding the taxation of Canadian dividends in your local jurisdiction, please contact your local tax advisor.

10. How will any Enbridge dividends be reported?

•	Enbridge stockholders will receive an annual IRS Form 1099-DIV reflecting their dividend income.

•	Non-Resident holders (any holder residing outside of Canada) will also receive an NR4 tax form which shows the non-resident tax that was deducted where applicable.

11.	Is Enbridge’s dividend subject to withholding taxes?

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Yes. Withholding taxes apply to dividends paid to U.S. shareholders but may be limited to 15% under the applicable U.S. – Canadian tax treaty. Subject to certain limitations, Canadian tax withheld may be deductible or creditable against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. Accordingly, U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

•	Please contact your account administrator or broker for additional information and forms related to filing for exemption from Canadian withholding taxes for U.S. residents.

12.	As an EEQ shareholder I currently receive dividends in U.S. dollars – will my new Enbridge dividends continue to be paid in U.S. dollars?

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Enbridge declares its dividend in Canadian dollars. Enbridge common shares trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) will pay dividends in Canadian dollars. However, Enbridge delivers payment to U.S. holders of Enbridge common shares in U.S. dollars. Fluctuations in the Canadian dollar/U.S. dollar exchange rate may impact the value of any dividend payments received by U.S. holders of Enbridge common shares.

13.	Upon what will EEQ shareholders be voting?

•	EEQ shareholders will be voting on approval of the EEQ transaction

•

Separately, under EEQ and EEP’s governing documents, EEQ shareholders are required to vote on approval of the EEP merger. EEQ will then vote its I-Units in EEP in favor or against the EEP merger in the proportion that EEQ shareholders voted for or against the EEP merger.

14.	How do I vote my EEQ shares in favor or against this transaction or the EEP transaction?

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Voting instructions will be provided in the definitive proxy statement filed by EEQ with the SEC in connection with the transaction. When filed with the SEC, the definitive proxy statement will be available online at www.sec.gov.

15.	As an EEQ shareholder, is there anything I need to do or forms that I will need to complete in order to have my shares successfully exchanged in accordance with the offer terms?

•	Shares held in book entry form will convert automatically and no shareholder action is required.

•	Shareholders of certificated shares will receive a letter of transmittal following the transaction closing which will provide instructions on how to surrender and exchange their shares.

FORWARD-LOOKING INFORMATION

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the proposed acquisition of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at www.sec.gov and at www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxies or approval. The Proposed Transactions will be submitted to the shareholders of EEQ or ENF or unitholders of EEP or SEP, as applicable, for their consideration. Enbridge will file with the SEC proxy statements of EEQ and EEP, respectively, and a consent statement of SEP, each of which will also constitute a prospectus of Enbridge. Enbridge and its Sponsored Vehicles also plan to file other documents with the SEC and Canadian securities regulators regarding the Proposed Transactions. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders will be able to obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed by Enbridge and the Sponsored Vehicles with the SEC when they become available.